Exhibit 99.2

March 28, 2023

Fellow Shareholders,

In 2022, we closed with $81.4 million revenue, 30.1% gross margin, and $17.4 million EBITDA amid challenging market conditions caused by the Russia-Ukraine conflict, volatile energy markets, inflation, supply chain disruptions, and rising interest rates. Despite these challenges, we continued to execute our core solar project development strategy, diversify of our global footprint and advance our positioning as a leading global solar company. Let me summarize our key accomplishments in 2022:

•	We monetized approximately 192 MWs of solar projects in 2022 compared to 128 MWs in 2021. Sales primarily included 70 MW of utility solar projects in Pennsylvania, 12 MW of community solar projects in the U.S., 58 MW of utility projects in Poland, and a 12 MW utility project in Germany.

•	We grew our project pipeline to a record 3.0 GWs. In the beginning of the 2022, we set a goal to grow our mid-to-late stage pipeline to 3 GW at the end of the year. Thanks to our team’s strong execution in face of a challenging macro environment and our strategic acquisitions, we achieved that goal.

•	We acquired a 50 MWp fully operational solar farm in Branston, U.K., which initiated our European IPP strategy, which will add predictable and stable cash flows to complement our project sales business.

•	We acquired Emeren, an Italy-based utility scale solar power and battery storage project developer in Europe. Emeren has over 2.5 GW of pipeline under development (at different stages) including over 2 GW of solar projects and over 500 MW of storage projects.

•	We commercialized our first inaugural IPP project in Hungary. The 10 MWp project is our first self-developed and self-constructed IPP project in Hungary, which is another project to our growing IPP assets in Europe, following the 50 MWp Project Branston that we acquired in the UK.

•	We accumulated over 1.5 GW of storage pipeline. We are optimistic that our storage business initiatives and growing pipeline will become an important growth driver for the company. We expect contribution from our storage business beginning in 2023.

In early 2023, we changed our name and rebranded to Emeren. Emeren stands for Empowering Renewables, to symbolize our substantial progress and continued dedication to growing solar and renewable energy development globally to deliver affordable and sustainable energy.

Looking Forward

Looking forward to 2023 and beyond, we are well positioned in the world's fastest growing solar markets that are benefiting from increasing demand for clean energy, rising PPA prices, and supportive government policies.

•	For our project development business, we continue to see strong demand for solar projects globally. We entered 2023 with 3 GWs of high quality mid-to-late stage pipeline and we anticipate to monetize approximately 400 MW – 450 MW in 2023 and we are targeting to grow this pipeline to 4 GW by the end of 2023. Beyond 2023, we are targeting to monetize a minimum 500 MW – 600 MW a year.

•	We are excited for strong contribution from our recent acquisitions, Branston and Emeren. We expect these assets to contribute approximately $20 million revenue and $10 million EBITDA in 2023.

•	Regarding our IPP strategy in Hungary, as a result of S&P and Fitch’s negative revision to Hungary’s credit rating in January 2023 due to persistently high inflation, economic weakness and external foreign policy pressures, we have decided to explore the sale of our previously announced 50 MW of projects in Hungary, which we expect to close sometime in the first half. For our IPP strategy in Europe, including Poland, we will continue to build our planned 50 MW of projects but now anticipate the completion to be closer to the end of 2023.

•	In China, we are aligning our strategy to the rest of the world as “Develop – Build – Own or Sell”, compared to the original strategy of “Develop – Build – Own as IPP”. In conjunction, we are refocusing our efforts to 5 provinces that have the most favorable power prices and regulatory environment. We anticipate selling all our solar assets outside of these 5 provinces and some in these five focused markets, which will help strengthen our balance sheet. Moreover, China made some payment of its previous renewable energy subsidies at the end of Q4 2022 and Q1 2023, of which we received approximately $8 million. This is extremely positive for the sector and increases the value of our China assets.

•	Further, we accumulated 1.5 GW of storage pipeline at the end of 2022 and we expect to begin monetizing in 2023.

We expect 2023 full year revenue to be in the range of $140 million - $160 million. We expect gross margin to be approximately 30% and net income to be between $17 million to $21 million.

For H1 2023, we expect revenue to be in the range of $70 million - $75 million. We expect gross margin to be between 24% to 27%.

In conclusion, the future of solar energy is extremely promising, and we are positioned to fully capitalize on the accelerating adoption of solar technology across the globe. With our exceptional expertise in developing and operating solar projects, extensive network of industry partnerships, and strong financial position, we are making great strides towards our goal of becoming a top global solar company. We are thrilled about the bright future of solar energy and are excited to be at the forefront of this incredible transformation towards a more sustainable future.

With that overview, we will now review the details of our fourth quarter and full year operating and financial performance. The audited financial statements for the year ended December 31 2022 to be disclosed in the Company's Form 20-F may have discrepancies with the above-mentioned unaudited financial statements.

Full Year 2022 Financial Highlights:

●	Revenue increased 2% y/y to $81.4 million from $79.7 million

●	Gross margin of 30.1% above high end of guidance range

●	EBITDA was $17.4 million, slightly lower than $17.7 million EBITDA in 2021

●	Net income was $5.9 million, lower than $6.9 million net income in 2021

(in $ millions)	2022	2021	Y/Y Change
Revenue	$81.4	$79.7	2%
Gross profit	$24.5	$31.4	-22%
Operating income	$7.5	$12.7	-41%
EBITDA	$17.4	$17.7	-2%
Net income attributed to Emeren Group Ltd	$5.9	$6.9	-14%

Revenue by segment:

Segment ($ in thousands)	2022 Revenue	% of Total Revenue
Project development	54,428	66%
IPP	26,641	33%
Others	344	0.4%
Total	81,413	100%

“IPP” consists of sale of electricity in China, U.S., and U.K.

“Others” refers to operations and maintenance.

Revenue by region:

Region ($ in thousands)	2022 Revenue	% of Total Revenue
Europe	46,806	57%
North America	13,870	17%
China	20,737	25%
Total	81,413	100%

Q4 2022 Financial Highlights:

●	Revenue of $40.8 million up 41% q/q and 79% y/y

●	Revenue was below our guidance range due to project delays in the U.S. and Italy

●	Gross margin of 27.2% above high end of guidance range

●	EBITDA was $8.3 million, up 24% q/q and higher than $0.7 million in Q4 2021

●	Net income attributed to Emeren Group Ltd was $4.8 million, up 64% q/q and higher than net loss of $1.6 million in Q4 2021

in $ million	Q4'22	Q3'22	Q/Q Change	Q4'21	Y/Y Change
Revenue	$40.8	$28.9	41%	$22.8	79%
Gross profit	$11.1	$8.5	30%	$7.2	53%
Operating income (loss)	$4.9	$5.0	-3%	$(1.4)	438%
EBITDA	$8.3	$6.7	24%	$0.7	1105%
Adjusted EBITDA	$6.4	$7.1	-11%	$4.8	32%
Net income (loss) attributed to Emeren Group Ltd	$4.8	$3.0	64%	$(1.6)	407%

Revenue by segment:

Segment ($ in thousands)	Q4’22 Revenue	% of Total Revenue
Project development	34,721	85%
IPP	6,082	15%
Total	40,803	100%

“IPP” consists of sale of electricity in China, U.S., and U.K.

“Others” refers to operations and maintenance.

Revenue by region:

Region ($ in thousands)	Q4’22 Revenue	% of Total Revenue
Europe	30,042	74%
North America	4,831	12%
China	5,930	15%
Total	40,803	100%

Mid-to-Late Stage Solar Project Pipeline

In 2022, we achieved our original 3 GW mid-to-late stage pipeline goal, up from 2.1 GWs at the end of 2021. The significant growth was driven by strong execution and our recent acquisition of Emeren. For 2023, we are targeting 4 GWs by the end of the year with a significant portion of the growth coming from Europe.

The following table details our Mid-to-Late Stage Project Pipeline by Region (as of December 31, 2022):

Mid-to-late Stage Project Pipeline (MW)
Europe	2,161
U.S.	742
China	169
Total	3,072

Mid-to-Late Stage Project Pipeline by Country (as of December 31, 2022):

Country	Total MW	Expected Sale/IPP	Business Model
Poland	701	2023-2025	IPP
Hungary	91	2023	RTB + EPC Sale
U.K.	214	2024-2026	RTB Sale
Spain	201	2023-2025	RTB Sale
Germany	81	2024-2026	RTB Sale
France	168	2023-2026	RTB Sale
Italy	705	2023-2026	RTB Sale
U.S.	742	2023-2026	NTP Sale
China	169	2023-2024	COD Sale/IPP

Storage Pipeline

We also have a storage pipeline of over 1.5 GW in the U.S., Europe, and China at different development stages as of December 31, 2022. Specifically in China, we have started developing commercial scale storage facilities.

Storage Pipeline (MW)
U.S.	700
Europe	800
Total	1,500

Growing IPP Asset Portfolio in Attractive PPA Regions

As part of our long-term growth plan, we are also building IPP projects and are looking for M&A opportunities across Europe to take advantage of the higher solar PPA prices and the favorable regulatory environment. We currently own and operate 252 MW of IPP projects, of which ~60 MW is in Europe, ~24 MW in U.S. and ~168 MW in China. In 2022, we added a 50 MW solar farm in Branston, U.K. and also, we completed the construction of 10 MW IPP in Hungary. Looking forward, we have plans to build a total 100 MW IPP assets in Europe by end of 2023.

Operating Assets	Capacity (MW)
Europe	60
U.S.	24
China	168
Total	252

As of December 31, 2022

Unaudited Q4 2022 Financial Results:

All figures refer to the fourth quarter of 2022, unless stated otherwise.

Revenue

Revenue of $40.8 million increased by 41% sequentially and 79% year-over-year, driven by our consistent growth of project development business in countries such as Poland, Germany, China and the U.S.

Gross Profit and Gross Margin

Gross profit was $11.1 million and gross margin was 27.2%. This was up from $8.5 million in Q3 2022 and $7.2 million in Q4 2021.

Operating Expense

Operating expenses were $6.2 million, compared to $3.5 million in Q3 2022 and $8.7 million in Q4 2021. Sequentially higher operating expenses were mainly from higher G&A expenses primarily due to acquisition cost of Emeren Italy, changing auditor and others related to rebranding.

Net Income (loss) attributed to Emeren Group Ltd common shareholders

Net income attributed to Emeren Group Ltd common shareholders was $4.8 million, compared to $3.0 million net income in Q3 2022 and $1.6 million net loss attributed to Emeren Group Ltd common shareholders in Q4 2021. Net income per ADS was $0.08, compared to net income per ADS of $0.05 in Q3 2022 and net loss per ADS of $0.02 in Q4 2021.

Cash Flow

Cash used in operating activities was $7.8 million; cash used in investing activities was $0.2 million, and cash used in financing activities was $5.4 million.

Financial Position

Cash and cash equivalents at the end of Q4 2022 were $107.1 million compared to $123.0 million at the end of Q3 2022. The decrease was primarily due to the Emeren acquisition and construction of our projects in Poland and Hungary.

Our debt-to-asset ratio at the end of Q4 2022 was 11.0% compared to 12.8% at end of Q3 2022.

Shareholder Structure

Following our share repurchase in January 2023, Emeren Group Ltd’s primary shareholders are all domiciled outside of China.

Conclusion

We believe broad social and governmental support for renewable energy will create a robust environment supporting the growth of solar projects, which in turn should drive exciting growth for us in the quarters ahead. Our strategy is sound, and our track record of execution is strong. We have never been more excited about the future.

We would like to thank our employees for their hard work and dedication. We also want to thank our customers, partners and shareholders for your continued support and confidence in Emeren Group Ltd.

Sincerely,

Yumin Liu	Ke Chen
Chief Executive Officer	Chief Financial Officer

Fourth Quarter and Full Year 2022 Earnings Results Conference Call

We will host a conference call today to discuss our fourth quarter and full year 2022 business and financial results. The call is scheduled to begin at 5:00 p.m. U.S. Eastern Time on Tuesday, March 28, 2023.

Please register in advance to join the conference call using the link provided below and dial in 10 minutes before the call is scheduled to begin. Conference call access information will be provided upon registration.

Participant Online Registration:

https://register.vevent.com/register/BI349fbd1d958447eb88b9f78caa923086

Audio-only Webcast:

https://edge.media-server.com/mmc/p/i5aos6s3

Additionally, an archived webcast of the conference call will be available on the Investor Relations section of Emeren Group Ltd's website at https://ir.emeren.com/.

Safe Harbor Statement

This press release contains statements that constitute "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. Whenever you read a statement that is not simply a statement of historical fact (such as when the Company describes what it "believes," "plans," "expects" or "anticipates" will occur, what "will" or "could" happen, and other similar statements), you must remember that the Company's expectations may not be correct, even though it believes that they are reasonable. Furthermore, the forward-looking statements are mainly related to the Company's continuing operations and you may not be able to compare such information with the Company's past performance or results. The Company does not guarantee that the forward-looking statements will happen as described or that they will happen at all. Further information regarding risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements is included in the Company's filings with the U.S. Securities and Exchange Commission, including the Company's annual report on Form 20-F. Any forward-looking statement speaks only as of the date on which such statement is made and the Company undertakes no obligation, beyond that required by law, to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made, even though the Company's situation may change in the future. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements.

For investor and media inquiries, please contact:

Emeren Group Ltd

Mr. Adam Krop

+1 (347) 577-9055 x115

IR.USA@emeren.com

IR@emeren.com

Ms. Luna Lin

luna.lin@emeren.com

The Blueshirt Group

Mr. Gary Dvorchak

+1 (323) 240-5796

gary@blueshirtgroup.com

Appendix 1: Unaudited Consolidated Statement of Operations

	Three Months Ended			Twelve Months Ended
	Dec 31, 2022	Sep 30, 2022	Dec 31, 2021	Dec 31, 2022	Dec 31, 2021

	(in thousands, except per ADS data and ADS)

Net revenues	$40,803	$28,890	$22,816	$81,413	79,662.00
Cost of revenues	(29,695)	(20,347)	(15,573)	(56,932)	(48,237.00)
Gross profit	11,108	8,543	7,243	24,481	31,425

Operating (expenses)/income:
Sales and marketing	-	-	154	(3)	(305)
General and administrative	(6,329)	(3,597)	(7,855)	(16,908)	(16,999)
Other operating (expenses)/income	90	95	(982)	(101)	(1,469)
Total operating expenses	(6,239)	(3,502)	(8,683)	(17,012)	(18,773)

Income(loss) from operations	4,869	5,041	(1,440)	7,469	12,652
Non-operating (expenses)/income:
Interest income	557	135	254	1,522	1,655
Interest expense	(1,367)	(1,144)	(1,669)	(4,033)	(5,154)
Investment income	50	62	-	902	-
Impairment loss of assets	(246)	-	-	(246)	-
Foreign exchange (losses)/gains	1,216	(391)	189	1,612	(1,764)
Total non-operating (expenses)/income	210	(1,338)	(1,226)	(243)	(5,263)

Income (loss) before income tax	5,079	3,703	(2,666)	7,226	7,389

Income tax expense	(573)	(171)	(251)	(1,200)	(774)
Income (loss), net of tax	4,506	3,532	(2,917)	6,026	6,615

Less: Net income (loss) attributed to non-controlling interests	(330)	576	(1,341)	123	(247)
Net income(loss) attributed to Emeren Group Ltd	$4,836	$2,956	$(1,576)	$5,903	$6,862

Income (loss) attributed to Emeren Group Ltd per ADS
Basic	$0.08	$0.05	$(0.02)	$0.09	$0.10
Diluted	$0.08	$0.04	$(0.02)	$0.09	$0.10

Weighted average number of ADS used in computing income/(loss) per ADS*
Basic	60,274,841	65,618,248	69,496,550	64,924,455	68,906,139
Diluted	60,819,007	66,260,078	69,496,550	65,468,620	69,840,638

*Each American depositary shares (ADS) represents 10 common shares

Appendix 2: Unaudited Consolidated Balance Sheet

	Dec 31, 2022	Sep 30, 2022	Dec 30, 2021
ASSETS	(in thousands)
Current assets:
Cash and cash equivalents	$107,105	$122,988	$254,066
Restricted cash	183	5	317
Accounts receivable trade, net	40,386	36,033	34,349
Accounts receivable unbilled	39,820	12,059	11,474
Advances to suppliers	1,017	460	277
Value added tax receivable	5,929	4,645	4,600
Prepaid expenses and other current assets, net	16,251	15,531	14,519
Project assets current	16,213	20,008	9,587
Total current assets	226,904	211,729	329,189

Property, plant and equipment, net	173,221	164,899	125,646
Deferred tax assets, net	717	695	776
Project assets non-current	23,992	15,940	6,551
Goodwill	1,023	1,023	1,023
Long-term invetements in U.S. Treasury Bills	10,047	9,989	-
Operating lease right-of-use assets	22,688	16,518	16,945
Finance lease right-of-use assets	21,669	21,269	24,558
Other non-current assets	20,248	25,155	24,582
Total assets	$500,509	$467,217	$529,270

Current liabilities:
Short-term borrowings	1,008	394	-
Accounts payable	3,623	6,535	3,765
Advances from customers	3,641	202	82
Amounts due to related parties	1,475	9,002	9,531
Other current liabilities	20,254	6,725	8,444
Income tax payable	862	466	844
Salaries payable	540	765	340
Operating lease liabilities current	1,212	257	727
Failed sale-lease back and finance lease liabilities current	9,993	9,618	11,367
Total current liabilities	42,608	33,964	35,100

Long-term borrowings	22,561	20,816	62
Operating lease liabilities non-current	20,854	15,482	15,778
Failed sale-lease back and finance lease liabilities non-current	14,963	17,180	29,917
Total liabilities	$100,986	$87,442	$80,857

Shareholders' equity
Common shares	848,133	806,283	847,379
Additional paid-in capital	13,651	13,215	12,396
Treasury stock	(62,000)	(20,000)	(18,446)
Accumulated deficit	(426,802)	(431,639)	(432,705)
Accumulated other comprehensive loss	(14,810)	(28,736)	(4,618)
Total equity attributed to Emeren Group Ltd	$358,172	$339,123	$404,006
Noncontrolling interest	41,351	40,652	44,407
Total shareholders' equity	399,523	379,775	448,413
Total liabilities and shareholders' equity	$500,509	$467,217	$529,270

Appendix 3: Unaudited Consolidated Cash Flow Statement

	Three Months Ended
	Dec 31, 2022	Dec 31, 2021
	(in thousands)

Net cash (used in) provided by operating activities	$(7,819)	$8,825

Net cash used in investing activities	(184)	(3,145)

Net cash used in financing activities	(5,404)	(23,708)

Effect of exchange rate changes	(2,297)	(3,433)
Net decrease in cash and cash equivalents and restricted cash	(15,704)	(21,461)
Cash and cash equivalents and restricted cash, beginning of the period	122,992	275,844
Cash and cash equivalents and restricted cash, end of the period	$107,288	$254,383

	For the year ended
	Dec 31, 2022	Dec 31, 2021
	(in thousands)

Net cash used in operating activities	$(35,250)	$(6,101)

Net cash (used in) provided by investing activities	(37,057)	19,224

Net cash (used in) provided by financing activities	(70,254)	204,641

Effect of exchange rate changes	(4,534)	(4,057)
Net (decrease) increase in cash and cash equivalents and restricted cash	(147,095)	213,707
Cash and cash equivalents and restricted cash, beginning of the year	254,383	40,676
Cash and cash equivalents and restricted cash, end of the year	$107,288	$254,383

Appendix 4

Use of Non-GAAP Financial Measures

To supplement Emeren Group Ltd’s financial statements presented on a GAAP basis, Emeren Group Ltd provides non-GAAP financial data as supplemental measures of its performance.

To provide investors with additional insight and allow for a more comprehensive understanding of the information used by management in its financial and decision-making surrounding pro-forma operations, we supplement our consolidated financial statements presented on a basis consistent with U.S. generally accepted accounting principles, or GAAP, with EBITDA, Adjusted EBITDA, non-GAAP net income/ (loss) attributed to Emeren Group Ltd as non-GAAP financial measures of earnings.

• EBITDA represents net income before income tax expense (benefit), interest expense, depreciation and amortization.

• Adjusted EBITDA represents EBITDA plus discount of electricity subsidy and associated interest income in China, plus Bad debt provision of receivables from ReneSola Singapore Group, plus gain from OCI, plus share-based compensation, plus impairment of long-lived assets, plus loss/(gain) on disposal of assets, plus foreign exchange loss/(gain).

•Non-GAAP net income/ (loss) attributed to Emeren Group Ltd represents GAAP net income/(loss) attributed to Emeren Group Ltd plus discount of electricity subsidy and associated interest income in China, plus Bad debt provision of receivables from ReneSola Singapore Group, plus gain from OCI, in China, plus share-based compensation, plus impairment of long-lived assets, plus loss/(gain) on disposal of assets, plus foreign exchange loss/(gain).

Our management uses EBITDA, Adjusted EBITDA, non-GAAP net income/ (loss) attributed to Emeren Group Ltd as financial measures to evaluate the profitability and efficiency of our business model. We use these non-GAAP financial measures to access the strength of the underlying operations of our business. These adjustments, and the non-GAAP financial measures that are derived from them, provide supplemental information to analyze our operations between periods and over time.

We find these measures especially useful when reviewing pro-forma results of operations, which include large non-cash impairment of long-lived assets and loss on disposal of assets. Investors should consider our non-GAAP financial measures in addition to, and not as a substitute for, financial measures prepared in accordance with GAAP.

GAAP to Non-GAAP Unaudited Reconciliation

	Three Months Ended			Year ended
	Dec 31, 2022	Sep 30, 2022	Jun 30, 2022	Dec 31, 2022	Dec 31, 2021
Reconciliation of Net income (loss) attributed to Emeren Group Ltd
GAAP Net income attributed to Emeren Group Ltd	$4,836	$2,955	$(1,576)	$5,903	$6,862
Add: Discount of electricity subsidy in China	(1,108)	-	338	(739)	588
Add: Share based compensation	380	$8	1,677	1,684	2,627
Add: Bad debt provision of receivables	-	-	2,052	-	2,052
Add: Impairment of long-lived assets	-	-	216	-	216
Add: Gain from OCI credit	-	-	(428)	-	(428)
Add: Loss on disposal of property, plant and equipment	-	-	142	-	142
Less: Gains on disposal of property, plant and equipment	-	-	-	-	(40)
Less: Interest income of discounted electricity subsidy in China	442	-	(78)	93	(550)
Add: Foreign exchange loss/(gain)	(1,216)	$391	(189)	(1,612)	1,764
Non-GAAP Net income attributed to Emeren Group Ltd to comm	$3,335	$3,354	$2,154	$5,329	$13,233

Appendix 5 Adjusted EBITDA

	Three months ended			Year ended
	Dec 31, 2022	Sep 30, 2022	Dec 31, 2021	Dec 31, 2022	Dec 31, 2021

	(in thousands, except per share data)

Net Income/(loss)	4,506	3,532	(2,917)	6,026	6,615
Income tax expenses	573	171	251	1,200	774
Interest expenses,net off interest income	810	1,009	1,415	2,511	3,499
Depreciation & Amortization	2,445	2,031	1,943	7,680	6,795
EBITDA	8,334	6,743	692	17,417	17,683
Discount of electricity subsidy in China	(1,850)	-	565	(1,235)	982
Share based compensation	380	8	1,677	1,684	2,627
Bad debt provision of receivables from ReneSola Singapore Group	-	-	2,052	-	2,052
Impairment of long-lived assets	-	-	360	-	360
Loss on OCI settlement	-	-	(428)	-	(428)
Loss on disposal of property, plant and equipment	-	-	238	-	238
Gains on disposal of property, plant and equipment	-	-		-	(66)
Interest income of discounted electricity subsidy in china	738	-	(130)	155	(919)
Foreign exchange loss/(gain)	(1,216)	391	(189)	(1,612)	1,764
Adjusted EBITDA	6,387	7,142	4,836	16,410	24,293